Kearns Development Corporation
268 West 400 South Suite 300
Salt Lake City, Utah  84101
801.575.8073  fax 801.575.8092


January 3, 2002

Ms. Mosher
United State Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W. Mail Stop 3-5
Washington D.C. 20549-0404


Re:     Edgar Filing
        Name of Company:        Kearns Development Corporation
        Type of Filing:         SB-2 Registration Statement
        SEC File No.:           333-64336
        CIK Number:             0001083662


Dear Ms. Mosher

I write as the president and as a director of the above referenced registrant, Kearns Development Corporation, that filed a Form SB-2 on July 2, 2001 and an amended SB-2/A on July 5, 2001, SEC File No. 333.64336. In accordance with the provisions of the Securities Act of 1933, and on behalf of Kearns Development Corporation, I do hereby request theat the registrant's EDGAR filing of its SB-2 and SB-2/A registration statements be withdrawn.

Yours faithfully,

/s/ Fraser Campbell
-------------------
Fraser Campbell
President